SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **June 5, 2003**

Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number	Identification No.)

6551 Park of Commerce Blvd., N.W., Suite 200, Boca Raton, FL 33487
(Address of Principal Executive Office (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Item 2. Acquisition of Disposition of Assets.

On June 5, 2003, Cross Country Healthcare, Inc. (the "Registrant") consummated the acquisition (the "Closing") of substantially all of the assets of Med-Staff, Inc ("Med-Staff") pursuant to the terms of an asset purchase agreement, dated as of May 8, 2003, by and among Cross Country Nurses, Inc., the Registrant, Med-Staff, William G. Davis, Davis Family Electing Small Business Trust and Timothy Rodden (the "Purchase Agreement"). The sole stockholders of Med-Staff are William G. Davis, Davis Family Electing Small Business Trust and Timothy Rodden. The assets acquired at the Closing primarily consist of office equipment, hospital contracts, nurse contracts, office leases, permits, intellectual property and accounts receivables. The Registrant intends to use the acquired assets to continue, operate and grow the business and to package it with its current services.

The Registrant paid Med-Staff $104 million in cash at the Closing. Additionally, the purchase price is subject to increase up to an additional $37.5 million if the acquired business meets specified financial targets in the twelve month period ending December 31, 2003. The total consideration was determined through arms-length negotiations between the parties.

The Registrant used $10 million of its existing cash to fund the acquisition and the balance was obtained in connection with the Registrant's new $200 million Senior Secured Credit Facility consisting of a 5-year $75 million revolving credit instrument and a 6-year $125 million Term Loan B instrument.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement which is incorporated herein by reference as Exhibit 2.1 to this Current Report on Form 8-K.

A copy of the press release announcing the closing of the acquisition is attached hereto as Exhibit 99.1.

Item 5. Other Events and Regulation FD Disclosure.

In conjunction with the Med-Staff acquisition, Cross Country has entered into a new $200 million Senior Secured Credit Facility consisting of a 5-year $75 million revolving credit instrument and a 6-year $125 million Term Loan B instrument. Approximately $125 million of these funds and $10 million of existing cash were used to finance the Med-Staff acquisition, to refinance all of Cross Country's existing debt and to pay financing-related fees.

Copies of the Company's press release announcing the closing and the Company's new Credit Agreement are attached as Exhibit 99.1 and 10.1, respectively, and incorporated by reference herein.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(a) The required financial statements of the acquired company will be filed by the Registrant pursuant to the requirements of the Securities and Exchange Act and the rules and regulations promulgated there under within 60 days after the date of the event reported in this Form 8-K.

(b) The required pro forma financial information will be filed by the Registrant pursuant to the requirements of the Securities and Exchange Act and the rules and regulations promulgated there under within 60 days after the date of the event reported in this Form 8-K.

(c) Exhibits.

Exhibit	Description
2.1	Asset Purchase Agreement Among Cross Country Nurses, Inc., Cross Country, Inc., Med-Staff, Inc., William G. Davis, Davis Family Electing Small Business Trust and Timothy Rodden dated as of May 8, 2003
10.1	Third Amended and Restated Credit Agreement dated as of June 5, 2003 among Cross Country Healthcare, Inc., The Lenders Party Hereto, Citigroup Global Markets Inc., as Sole Bookrunner and Joint Lead Arranger, Wachovia Securities LCC, as Joint Lead Arranger, Citicorp USA, Inc., as Administrative Agent, Collateral Agent, Issuing Bank and Swingline Lender, Wachovia Bank, National Association, as Syndication Agent, and General Electric Capital Corporation, Key Corporate Capital, Inc., Lasalle Bank N.A., and Suntrust Bank, as Documentation Agents
99.1	Press Release issued by the Company on June 5, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ DANIEL J. LEWIS

Name: Daniel J. Lewis

Dated: June 5, 2003

Title: Principal Accounting Officer

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